November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	White Oak Secured Asset Lending Fund, Inc. (the “Registrant”) Registration Statement on

Form 10-12G, filed on October 7, 2024 (File No. 000-56697)

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form 10 filed with EDGAR submission type 10-12G, which was accepted via the EDGAR system at 5:27 p.m. on October 7, 2024 (Accession Number: 0001193125-24-233903).

The Registrant is in the process of revising its registration statement and accompanying financial statements in order to adequately address certain comments received by the Registrant from the Commission. No securities have been sold in connection with the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant intends to file a replacement Registration Statement on Form 10-12G with the Commission in the future.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions or comments regarding the filing, please contact Vadim Avdeychik of Clifford Chance US LLP, counsel to the Registrant, at (212) 878-3055.

Sincerely,

/s/ Charles Bronowski
Charles Bronowski

cc:	Vadim Avdeychik, Clifford Chance US LLP